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SMALLCAP World Fund
333 South Hope Street
Los Angeles, California  90071
Phone (213) 486-9200

Chad L. Norton
Secretary

November 30, 2009

Ms. Laura Hatch, Staff Accountant
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	SMALLCAP World Fund
File Nos. 033-32785 and 811-05888

Dear Ms. Hatch:

This letter is in response to oral comments we received from you on November 2, 2009 to the fund’s Post-Effective Amendment No. 33 to the Registration Statement under the Securities Act of 1933 and Amendment No. 36 to the Registration Statement under the Investment Company Act of 1940.  We appreciate your prompt response to the filing.

Our responses to your comments are set forth below. We will incorporate any changes to the fund’s Registration Statement in a filing pursuant to Rule 485(b) to be automatically effective on December 1, 2009.

1.           Comment:  Please state that the fund may invest a portion of its assets in securities of issuers based outside the U.S., consistent with the fund's name.

Response: We have updated our disclosure to address this comment.

2.           Principal investment strategies – page 3 of the fund’s prospectus

Comment:  Please state that the fund invests in growth oriented securities.

Response:   We will revise the language to state that the fund invests in growth-oriented common stocks and other equity type securities.

3.           Principal risks – page 3 of the fund’s prospectus

Comment:  The prospectus states that “The growth-oriented common stocks and other equity-type securities generally purchased by the fund may involve large price swings and potential for loss, particularly in the case of smaller capitalization stocks.” Please define “equity-type securities.”

Response:   The fund may invest in equity-type securities such as preferred stocks, convertible preferred stocks and convertible bonds. We will include a reference to these types of securities in this section of the prospectus and in the “principal investment strategies” section of the prospectus.

4.            Principal risks – page 3 of the fund’s prospectus

Comment:  The prospectus discusses the risks of investing in developing countries. Is investing in developing countries a principal investment strategy of the fund?

Response:   Although the fund may invest in securities of issuers in developing countries, it is not a principal investment strategy of the fund.

5.            Management – page 6 of the fund’s prospectus

Comment:  The table discloses ten portfolio counselors. You may limit the disclosure to five counselors.

Response:   Although permitted to limit the disclosure to five counselors, each of the American Funds' prospectuses discloses portfolio counselors who have a significant role in managing the assets of the fund.

The changes described above will also be made to the fund’s retirement plan prospectus, to the extent the change applies to that document. Thank you for your consideration of our response to your comments.

If you have any questions please do not hesitate to contact me at (213) 486-9320 or Tim McHale at (213) 615-0404.

Sincerely,

/s/ Chad L. Norton
Chad L. Norton
Secretary